June 30, 2005
Mr. Ernest Greene
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549-0510

Re: May 25, 2005 Comment Letter
    LSB Industries, Inc.
    Form 10-K for the fiscal year ended December 31, 2004
    Form 10-Q for the period ended March 31, 2005
    File No. 1-07677

Dear Mr. Greene:

This letter responds to your comment letter dated May 25, 2005, as referenced above. We have repeated your comments and provided our response immediately under the heading "Company response:" or in a referenced attachment to this letter. Where appropriate, we have provided a supplemental response showing what the revisions will look like in future filings. To assist you in your review of our response, we have italicized our responses where they represent changes to previously filed disclosures.

We appreciate the courtesies you have shown us as we developed our responses, and await the results of your review of the contents of this letter and the attachments hereto.

We respectfully acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in our filings,
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tony M. Shelby
LSB Industries, Inc.
Executive Vice President of Finance
and Chief Financial Officer

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

 1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

 Company response:

 The following responses have been prepared in accordance with this comment.

 Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

 2. Please discuss the business reasons for the changes between periods in the gross profit and operating income (loss) of each of your segments discussed in Note 18 of your financial statements, along with the amounts shown in the general corporate expenses and other business operations, net line item. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.
Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(a)(3) of
Regulation S-K and Financial Reporting Codification 501.04 and 501.06.

 Company response:

 The Company proposes to reformat our results of operations discussions contained in our MD&A in future filings to a business segment format with appropriate quantified business reasons.

Please see attachment A for revised format. Additional information added as a result of the reformatting is in italics.

Item 9 A - Controls and Procedures, page 44

3. Your chief executive officer and your chief financial officer have concluded that your disclosure controls and procedures do not contain material weaknesses. We remind you that Item 307 of Regulation S-K requires you to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please file an amendment to your Form 10-K to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004.

 Company response:

Please see attachment B for the amended Item 9A to be included in the Company's amendment to our Form 10K for the year ended December 31, 2004, which we intend to file upon the staff's completion of their review of our responses.

4. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC
Release 33-8238, which became effective August 14,2003. Please refer to the appropriate locations for the definitions.

 Company response:

Please see attachment B for the amended Item 9A to be included in the Company's amendment to our Form 10K for the year ended December 31, 2004, which we intend to file upon the staff's completion of their review of our responses.

5. Please disclose any changes in your internal controls over financial reporting during the quarter ended
December 31, 2004 that materially affected, or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

 Company response:

Please see attachment B for the amended Item 9A to be included in the Company's amendment to our Form 10K for the year ended December 31, 2004, which we intend to file upon the staff's completion of their review of our responses.

Financial Statements

Balance Sheets, page F-3

 6. Please present your goodwill and your intangible assets as separate line items on your balance sheet. See paragraphs 42 and 43 of SFAS 142.

 Company response:

 The Company proposes to expand our balance sheet to include goodwill, our only intangible asset, as a separate line item in future filings.

 Statements of Income, page F-5

 7. Please separately present on your income statements or disclose in a note to the financial statements the components and related amounts included in the other income (expense), net line item for each period your statement of operations is presented. See Rules 5-03(7) and (9) of Regulation S-X.

 Company response:

 The Company believes that all significant transactions reported in other income (expense) on the Consolidated
Statement of Income have been disclosed in footnotes 2, 6, 12 and the Quarterly Financial Data. However, such disclosures are not consolidated in one footnote. For future filings, the Company proposes to provide appropriate disclosure of components of other income (expense) in a footnote.

Statements of Shareholders' Equity, page F-6

 8. Please disclose the accumulated balances for each classification of accumulated other comprehensive income
(loss) on the face of the balance sheet or in a footnote to the financial statements as required by paragraph
26 of SFAS 130.

 Company response:

 See response to Comment number 9.

9. Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provision for each classification of other comprehensive income. See paragraphs 20 and 25 of SFAS 130.

 Company response:

 The accumulated other comprehensive loss included in the Company's consolidated balance sheet is related to only one item and there are no reclassification or income tax adjustments associated with this one item. The
Company proposes to expand our disclosure in future filings as follows:

 Derivatives, Hedges and Financial Instruments

 We account for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging
Activities." SFAS No.133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value. Changes in fair value of derivatives are recorded in results of operations unless the normal purchase or sale exceptions apply or hedge accounting is elected.

In 1997, we entered into an interest rate forward agreement to effectively fix the interest rate of a long-term lease commitment (not for trading purposes). In 1999, we executed a long-term lease agreement and terminated the forward agreement at a net cost of $2.8 million. We historically accounted for this cash flow hedge under the deferral method (as an adjustment of the initial term lease rentals). Upon adoption of SFAS
No. 133 in 2001, the remaining deferred cost amount was reclassified from other assets to accumulated other comprehensive loss and is being amortized to operations over the term of the lease arrangement. At December 31,
2004 and 2003, accumulated other comprehensive loss consisted of the remaining deferred cost of $1,280,000 and
$1,570,000, respectively. The amount amortized to operations was $290,000, $289,000 and $290,000 for 2004,
2003 and 2002, respectively. There were no income tax benefits related to these expenses. Also see Note 8 -
Income Taxes.

 Statement of Cash Flows, page F -7

 10. You indicated on page 36 of your MD&A that other income for 2004 includes a gain of $2.1 million from the sale of non-operating assets by a non- ThermaClime subsidiary. Please clarify where this gain of $2.1 million is located on your statement of cash flows for the year ended December 31, 2004. In your statement of cash flows, you also indicate that you had gains of $340,000 on sales of property and equipment. Given the guidance of paragraph 45 of SFAS 144, please tell us how you determined your income statement classification of the
$2.1 million and $340,000 gains is appropriate.

 Company response:

 Non-operating assets in our discussion were assets of an idled chemical plant, primarily residue precious metals used in chemical processes, which the Company acquired in late 2003 through a bidding process for a nominal purchase price. The purchase price was included as a current asset in supplies, prepaids and other in the December 31, 2003 consolidated balance sheet. During 2004, the Company was able to recover and sell those assets for approximately $2.1 million in excess of costs incurred and liabilities assumed. The $2.1 million gain is included in the Consolidated Statement of Cash Flows as a component of the $1.9 million net income. Because the assets sold were not long-lived assets, the Company does not believe the assets sold meet the criteria provided in paragraph 45 of SFAS 144, and therefore the Company believes that classification as reported is appropriate.

The Company acknowledges that the $340,000 gain on sales of property and equipment should have been included as a component of operating income in the Consolidated Statement of Income. However, the $340,000 gain was an aggregate of several transactions, none of which were material to an evaluation of the financial statements.
The Company does not believe the amount was material enough to warrant adding a separate line to the
Consolidated Statement of Income.

11. Please explain to us how your netting of cash flows related to drafts payable and revolving debt facilities meets the requirements of paragraph 13 of SFAS 95. Otherwise, please present the gross changes in drafts payable and revolving debt facilities.

 Company response:

 The Company believes that reporting the balance in drafts payable as a net change is appropriate for the following reason:

The Company issues drafts for certain inventory purchases from select foreign vendors in the non-ThermaClime
"other business operations". The aggregate annual usage of these drafts is immaterial. The terms of the drafts range from payable at sight, to payment within 120 days of presentation of documents. We do not interpret the phrase "three months" in paragraph 13 of SFAS 95 to be "absolute", and the amount of drafts payable with terms in excess of three months is immaterial.

The Company believes that it is proper to report the change in revolving debt borrowings in the Consolidated
Statements of Cash Flows on a net basis and that such reporting is consistent with the intent of paragraph
13 of SFAS 95 due to the following:

Collateral for borrowing under the revolving debt facilities is accounts receivable and inventory-assets that turn quickly. The increase or decrease in the debt outstanding (i.e., the "net change") under revolving debt facilities more succinctly presents the results of the Company's operations and its cash flows. Reporting the net change in revolving debt is more informative to the reader of financial statements than the gross numbers which represent annual collections from customers and annual borrowings to replace those collections in the
Company's treasury.

12. Please disclose the facts and circumstances leading to the impairment of $737,000 in accordance with paragraph 26 of SFAS 144. Given the guidance of paragraph 25 of SFAS 144, please tell us how you determined it was appropriate to not include the impairment expense in operating income.

 Company response:

 Proposed changes are presented in italics for purposes of highlighting our response.

The Company proposes to modify its disclosures in footnote #2 "Summary of Significant Accounting Policies in future filings as follows:

 Impairment of Long-Lived Assets

 Long-Lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed are reported at the lower of the carrying amounts of the assets or fair values less costs to sell.

We made estimates of the fair values of certain spare parts and idle assets in our Chemical Business and certain non-core equipment included in our Corporate assets in order to determine recoverability of our carrying amounts based on the estimated residual value of the assets. During 2004 and 2003, based on these estimates and assumptions, we recognized impairments of $375,000 and $300,000, respectively, relating to
Corporate assets and $362,000 and $200,000, respectively, relating to the Chemical Business assets which are included in other expense in the accompanying consolidated statements of income.

Although the Company disclosed in footnote # 2 that impairment expense is included in other expense, the
Company acknowledges that the impairment expense should have been included as a component of operating income in the Consolidated Statement of

Income. The Company does not believe the amount is material enough to warrant adding a separate line to the
Consolidated Statement of Income.

 Note 2 - Summary of Significant Accounting Policies, page F-9

 13. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
  in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Company response:

 Cost of sales includes materials, labor and overhead costs to manufacture the products sold plus inbound freight, purchasing and receiving costs, inspection costs, internal transfer costs and warehousing costs excluding certain handling costs directly related to loading product being shipped to customers in our Chemical
Business.

Selling, general and administrative costs include costs associated with the sales, marketing and administrative functions. Such costs include personnel costs, including benefits, advertising costs, commissions expenses, office and occupancy costs associated with the sales, marketing and administrative functions. Selling, general and administrative costs also include outbound freight in our Climate Control Business and certain handling costs directly related to product being shipped to customers in our Chemical Business. These handling costs primarily consist of personnel costs for loading product into transportation equipment, rent and maintenance costs related to the transportation equipment, and certain indirect costs. See response to comment #16 for a discussion of shipping and handling costs.

Based on our interpretation of the Staff's comment, we believe that our classifications are comparable to other companies in similar businesses and footnote disclosure as indicated in the comment is not warranted.

14. In your critical accounting policies, you indicate that you may be required to continue to operate equipment relating to discharge water, the cost and timing of which is presently unknown. Please tell us more about these retirement obligations including the following:

  Nature of these retirement obligations,
  How you determined that these obligations have an indeterminate life, and
  When you expect to initially recognize a liability.
  See paragraphs A14 and A16 of SFAS 143.

Company response:

 In our discussion of our critical accounting policies, we acknowledge the possibility that we may, in the future, incur an asset retirement obligation, if we cease to operate the El Dorado facility (the "Facility").
We intend to continue to operate the Facility for the foreseeable future. However, the Facility has certain discharge water obligations that the Company would be required to monitor for an unknown period, should the
Company discontinue operations at the Facility. The Company does not believe the monitoring costs to be material. The Company will recognize a liability for these costs whenever there is an intent in the foreseeable future to discontinue operations at the Facility.

As a part of the Company's on going operation of the Facility, the Company conducts regular and preventative maintenance procedures to the plant assets located within the Facility. No less frequently than every 18 months, the Company conducts extensive major maintenance activities ("Turnarounds") to the major production plant assets. The performance of the Turnarounds and the ongoing preventative maintenance activities maintain the operating status of the plant in a current position, extending the life of the Facility for an indeterminate period, as long as these procedures are performed.

Inventories, page F -10

 15. In your Form 10- K for the year ended December 31, 2003, you indicated that you had approximately $7.1 million of inventory with costs being determined using the LIFO method. Please tell us whether this inventory still exists at December 31, 2004 as well what method you are using to determine the cost of this inventory. If you continue to use the LIFO method, please provide the disclosures required by Rule 5-03(6) of Regulation S-X.
If you have changed the method used to determine the cost of this inventory, please tell us how you are in compliance with the requirements of APB 20.

 Company response:

 In 1985, the Company acquired a heat pump manufacturing company which used the LIFO method to account for its inventory. The Company continued to utilize the LIFO method for the acquired operation. Over time, the variance between LIFO and FIFO inventory value declined to a relatively minor amount. As the variance declined, so did the impact on earnings resulting from continuing to account for the inventory at LIFO. During 2004, the Company determined that it was in its best interests to discontinue the practice of accounting for the inventory using the LIFO method and therefore changed

to the FIFO method, for both financial and income tax reporting purposes, consistent with the method utilized by all other entities included in the Company's consolidated financial statements. Accordingly, the Company eliminated the LIFO reserve that existed at December 31, 2003 and reduced cost of sales for the year ended
December 31, 2004 by approximately $503,000. The Company did not consider the effect of the change to be material to any individual year included in the Consolidated Statements of Income for the three years ended
December 31, 2004. Due to immateriality, the Company did not think that restatement of the prior years was necessary or appropriate.

Shipping and Handling Costs, page F -14

 16. You indicate that the Chemical business records its shipping costs in net sales. Please clarify your disclosure to state whether these shipping costs represent amounts billed to customers. If not, please tell us how your classification of these amounts complies with EITF 00-10.

 Company response:

 Proposed changes to the Company's disclosures are presented in italics for purposes of highlighting our response.

The Company will modify our disclosure in future filings to read as follows:

 Shipping and Handling Costs

 For 2004, 2003 and 2002, shipping costs of $8,122,000, $8,138,000 and $7,774,000, respectively, are included in net sales as these costs relate to amounts billed to our customers and handling costs of $3,208,000, $2,994,000 and $2,999,000, respectively, are included in selling, general and administrative expense for the Chemical
Business.

 Raw Materials Price Risk Management, page F 14

17. Please disclose how you account for exchange-traded futures including where mark-to-market adjustments are recorded in your financial statements and the accounting literature used to determine the appropriate accounting.

 Company response:

 Proposed changes to the Company's disclosures are presented in italics for purposes of highlighting our response.

The Company will modify disclosure in future filings as follows:

Raw materials for use in our manufacturing processes include copper used by our Climate Control Business and natural gas used by our Chemical Business. As part of our raw material price risk management, we periodically enter into exchange-traded

futures contracts for these materials, which contracts are generally accounted for on a mark-to-market basis in accordance with SFAS # 133. At December 31, 2004 and 2003 the market basis of these contracts are included in supplies, prepaid items and other in the accompanying consolidated balance sheets, as the term of these contracts are for periods of twelve months or less. Gains and losses on such contracts are included in cost of sales but have not been material in the last three years. Also see Note 9- Commitments and Contingencies.

 Recently Issued Pronouncements, page F-16

 18. Please tell us more about your accounting of the agreements with MultiClima. Specifically address the following:

  Tell us the specific facts and circumstances that led you to conclude that the note receivable was not collectible during the quarter ended September 30, 2004;
  Tell us how you determined you no longer had a variable interest in this entity at July 1, 2004 in accordance with FIN 46: and
  Tell us the terms of the- option to acquire 100% of MultiClima's outstanding stock as well as how you account for this option. Please refer to the accounting literature used to determine the appropriate accounting.

Company response:

 The Company's conclusion that the notes receivable were not collectible during the quarter ended September 30,
2004 was based on evaluating the following:

For the six-months ended June 30, 2004, MultiClima incurred a loss of approximately $1.5 million and projected that it would lose a total of approximately $3.0 million for the year ending December 31, 2004. MultiClima provided 2005 projections to the Company which indicated continuing significant losses, including substantial negative cash flow. MultiClima did not have available credit lines to fund the projected shortfall in cash and requested that the Company provide a source of working capital. The Company concluded that MultiClima was not viable and could not produce results that the Company could reasonably rely on to recover our existing notes receivable. The Company chose not to provide working capital for MultiClima's operation.

Therefore, effective July 1, 2004, the notes receivable were forgiven in exchange for an extension of the exercise date of the outstanding option. This event was a triggering event for reconsideration under FIN 46.
However we believed the option had no value since there was only a remote probability that MultiClima could recover from their losses during the extended period. As a result of forgiving the receivable, the Company no longer had any contractual risk of loss and only a remote probability for any expected residual returns relating to the option. The Company was no longer a primary beneficiary and does not believe it held a significant variable interest. The Company also considered EITF 02-14 and concluded that the continued holding of the option did not represent an investment in "in-substance common stock" because the option did not take on the risk and rewards of ownership. Thus, we determined the option was not subject to the equity method of accounting.

The option permits a wholly owned subsidiary of LSB Industries, Inc., to purchase for the equivalent of 750,000
French francs, all of the issued and outstanding common stock of the holding company of MultiClima, S.A. At
July 1, 2004 the term of the option was extended three years to June 15, 2008. As we have valued the option at zero, based on the conditions discussed above, there were no accounting entries required.

As a current update, we have learned that MultiClima is currently in court supervised liquidation in France.

 Note 5 - Property, Plant & Equipment, page F-19

 19. The range of useful lives for your machinery, equipment and automotive of 3 to 25 years is very broad.
Please separately discuss and disclose the types of assets that fall in each part of the range.

 Company response:

 The Company proposes to add the following disclosure below the property, plant and equipment table in footnote
#5:

 Machinery, equipment and automotive primarily includes the categories of fixed assets and estimated useful lives as follows: chemical processing plants and plant infrastructure (15-25 years); production, fabrication, and assembly equipment (7-15 years); certain processing plant components (3-10 years); and trucks, automobiles, trailers, and other rolling stock (3-7) years.

 Note 6 - Long-term Debt, page F-20

 20. Please explain how you accounted for the debt restructuring that resulted in a gain on extinguishment of
$4.4 million. Refer to the accounting literature that supports your accounting. If you accounted for this transaction as a troubled debt restructuring, please tell us how you qualified for troubled debt restructuring under SFAS 15.

 Company response:

 The gain of $4.4 million which the Company recognized in September 2004 represented the residual deferred gain relating to a May 2002 debt restructuring accounted for as a troubled debt restructuring. After consideration of all relevant factors, including the fact that concessions were granted by the debt holders and the lack of conclusive evidence that the Company was not at the time experiencing financial difficulty, we concluded that the evidence supported accounting for the May 2002 transaction as a troubled debt restructuring. Therefore, in accordance with SFAS 15 and EITF 02-04, the Company accounted for the transaction as a troubled debt restructuring with the gain being deferred.

The debt issued in May 2002 had a maturity date of June 30, 2005. Additionally, the Company determined that the conditions set forth in SFAS 140 for debt extinguishment were met in connection with the debt having a June 30,
2005 scheduled maturity which the Company liquidated in September 2004.

 Note 9 - Commitments and Contingencies, page F-34

 21. For each matter listed, please provide the disclosures required by paragraphs 9 and 10 of SFAS 5.
Specifically, if it is reasonably possible that a loss or an additional loss may have been incurred in excess of amounts accrued, please estimate the additional possible loss or range of loss or state that such an estimate cannot be made.

 Company response:

 Proposed revisions to the Company's disclosures in future filings are indicated in italics below. Revised disclosures are presented only for the individual disclosures where additional disclosure is deemed necessary to properly respond to the comment.

Commitments and Contingencies

1. Water Matters

 Discharge Water Issues

In addition, EDC has entered into a Consent Administrative Order ("CAO") that recognizes the presence of nitrate contamination in the shallow groundwater at the El Dorado Facility. A new CAO is being completed to address the shallow groundwater contamination, which will include an evaluation of the current conditions and remediation based upon a risk assessment. The final remedy for shallow groundwater contamination, should any remediation be required, will be selected pursuant to the new CAO and based upon the risk assessment. There are no known users of this shallow groundwater in the area, and preliminary risk assessments have not identified any public health risk that would require remediation. At December 31, 2004 the estimated costs to complete the requested investigation and known remediation ranges from $133,000 - $358,000 depending on the options required. A liability of $133,000 has been established for the estimated investigation and remediation costs. However, this estimate may be revised in the near term based on the final remedy selected pursuant to the new CAO.

3. Other Environmental Matters

 In connection with the sale of substantially all of the operating assets of Slurry and UTeC, both subsidiaries within our Chemical Business, in December 2002, UTeC leased the Hallowell Facility to the buyer under a triple net long-term lease agreement. However, Slurry retained the obligation to be responsible for, and perform the activities under, the Slurry Consent Order. In addition, certain of our subsidiaries agreed to indemnify the buyer of such assets for these environmental matters. Slurry has placed the prior owners
(Chevron/Texaco) of the Hallowell Facility on notice of their responsibility for contribution towards the costs to investigate and remediate this site. Representatives of the prior owner have agreed to pay for one-half of the costs of the investigation on an interim, non-binding basis. At December 31, 2004 a liability of $208,000 has been established for our share of the estimated investigation and known remediation costs. No additional liabilities can be estimated until the requested testing and investigation is complete. However, these estimates may be revised in the near term based on the results of our investigation and remediation.

 1. Climate Control Business

 International Environmental Corporation ("IEC"), a subsidiary within our Climate Control Business, has been sued, together with 18 other defendants and 8 other parties added by the original named defendants, in the case styled Hilton Hotels, et al. v. International Environmental Corporation, et al., pending in the First Circuit
Court of Hawaii. The plaintiffs' claims arise out of construction of a hotel in Hawaii. The plaintiffs claim that it was necessary to close the hotel approximately one year after it was opened due to an infestation of mold, requiring the hotel owner to undertake a mold remediation project. The owner of the hotel sued many of the parties involved in the design and construction, or supply of equipment, for the hotel, alleging the improper design, construction, installation and/or air conditioning equipment. IEC supplied certain portions of the air conditioning equipment, which the plaintiffs allege was defective. IEC believes that it has meritorious defenses to this lawsuit. The plaintiffs have not specified the amount of damages and therefore the amount of our potential liability cannot be estimated. The Company has notified its insurance carrier, which is providing a defense under a reservation of rights. Our deductible under the product liability coverage is $150,000 which we incurred in the form of legal defense costs and recognized as an expense of $98,000 in 2004 and $52,000 in
2003.

 Note 13 - Deferred Compensation and Employee Benefit Plans, page F-48

 22. Please disclose the nature and terms of your life insurance policies, including the cash surrender values as of each balance sheet date and any gains or losses recorded in your statements of operations during each period presented. Please also disclose the statement of cash flow line item(s) that you include life insurance payments in and the related amounts included in each line item for each period presented.
Please also disclose when you include amounts in each line item, such as increases in the cash value of the life insurance. Please tell us how you considered paragraph .13 of Section 1300.13 to the AICPA Technical
Practice Aids in reaching the classification conclusions you did.

 Company response:

 The Company maintains life insurance policies on various key individuals, some of which have cash surrender values. The Company has borrowed against these cash surrender values. The cash surrender values, net of borrowings, are included in other assets on the Consolidated Balance Sheets. The increases in cash surrender values are

netted against the premiums paid and included in selling, general and administrative expenses on the
Consolidated Statements of Income. Since the premiums paid exceed the increase in cash surrender value, the increase in cash surrender value is included as an investing activity in the Consolidated Statements of Cash
Flow in accordance with paragraph 13 of Section 1300.13 to the AICPA Technical Practice Aids. However, we do
not feel that the cash surrender value is significant enough to warrant separate line item disclosure and it is therefore included in other assets.

Proposed changes to the Company's disclosures are presented in italics for purposes of highlighting our response.

The Company will modify its disclosure in footnote #13 "Deferred Compensation and Employee Benefit Plans" in
future filings as follows:

 These deferred compensation obligations are funded by life insurance policies in which the Company is the beneficiary. The Company also maintains life insurance policies on various key individuals. Some of these various life insurance policies have cash surrender values and the Company has borrowed against these cash surrender v alues. The cash surrender values, net of borrowings, are included in other assets at December 31, 2004 and 2003 in the amounts of $635,000 and $385,000, respectively. Increases in cash surrender values of $465,000, $300,000 and $461,000 are netted against the premiums paid for life insurance policies of $678,000, $717,000 and
$672,000 in 2004, 2003 and 2002 respectively and included in selling, general and administrative expenses.

 Note 18 - Segment Information, page F-51

 23. Please disclose and quantify the components of general corporate expense and other business operations line item for all periods presented. Please also disclose what identifiable assets are included in the corporate assets and other line item of your identifiable assets section as of each balance sheet date. Refer to paragraphs 31 and 32 of SFAS 131.

 Company response:

 The Company proposes to expand its disclosure of general corporate expenses and other business operations, net in future filings. See attachment C.

The Company includes corporate assets and assets of subsidiaries other than subsidiaries included in the
Climate Control or Chemical business segments, in Corporate assets and other in the reconciliation of business segment assets to total assets in the footnotes to our consolidated financial statements. Corporate assets and other assets consist of cash, prepaid expense (primarily prepaid insurance), deferred debt offering costs, net of amortization, and accounts receivable, inventories, and net property, plant and equipment of the subsidiaries not included in the Climate Control or Chemical business segments, none of which are individually material.

Because these assets are immaterial, the Company requests that the Staff consider the Company's existing disclosure "Corporate assets and other are those principally owned by the parent company or by subsidiaries not involved in the two identified industries" to be adequate disclosure.

 FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

 24. Please address the comments above in your interim filings as well.

 Company response:

 In future filings, the Company will be mindful of the Staff's comments included elsewhere in this letter.
The Company will amend or modify disclosures according to the nature and intent of the Company's responses included herein.

Statements of operations, page 4

 25. You indicated in MD&A that other income for the first quarter of 2005 includes a gain of $0.4 million from the sale of non-operating corporate assets. Given the guidance of paragraph 45 of SFAS 144, please tell us how you determined it was appropriate to not include this gain in operating income.

 Company response:

 The $.4 million gain resulted from the sale of a vacant non-core, fully depreciated building. Although under the guidance referenced the gain was includable in operating income the Company chose to report the gain as non-operating income because of its unusual nature. We feel that transactions of this nature should be segregated from our core operations for a better understanding of the nature of our earnings.

26. Please tell us more about the $1.1 million gain recorded as other income for proceeds receivable from certain key life insurance policies in excess of the present value of your obligations. Tell us how you determined it was appropriate to record this gain during the quarter ended March 31, 2005 as well as how you determined it was appropriate to not include this gain in operating income. Please refer to the accounting literature used to determine the appropriate accounting.

 Company response:

 An officer of the Company passed away on January 8, 2005. The Company had various life insurance policies and employee benefit plans covered by life insurance policies on the employee where the Company was the beneficiary. Upon the officer's death, the Company was entitled to receive life insurance proceeds of $1.1 million greater than the net cash surrender value recorded for those policies and net present value of the

Company's liabilities to the employee's beneficiaries.

The Company believes that revenue recognition of the gain in the first quarter of 2005 is in accordance with the principles of SAB #104, specifically; the amount was realizable upon the employee's death, the amount was earned as a result of paying premiums on a specific policy and collectibility was assured
(insurance proceeds were received by the Company prior to the filing of the Company's March 31, 2005
Form 10Q). The Company believes that reporting this gain as other non-operating income is appropriate in this instance. The Company believes that such reporting is consistent with the guidance per APB Opinion No.
30, paragraph 26 and Section 5400 to the AICPA Technical Practice Aids in that the receipt of insurance proceeds from an officer's life insurance policy is an infrequent occurrence and should be reported as a separate component of income from continuing operations. The Company chose to report the gain as non-operating income because of its unusual nature. We feel that transactions of this nature should be segregated from our core operations for a better understanding of the nature of our earnings.

 Note 4 - Long-Term Debt, page 9

 27. Please disclose how you account for the interest rate cap which sets a maximum three- month LIBOR base rate of 4.59% on $30 million and mature on March 29, 2009. Please refer to the accounting literature used to determine the appropriate accounting and provide any corresponding disclosures.

 Company response:

 The Company proposes to include disclosures comparable to the following in future filings. The proposed changes to the Company's disclosures are highlighted in italics.

In March 2005, we purchased two interest rate cap contracts for a cost of $590,000. These contracts are free standing derivatives and are accounted for on a mark-to-market basis in accordance with SFAS#133. The value of the contracts is included in other assets in the accompanying condensed consolidated balance sheet and the change in the value of the contracts is included in interest expense in the accompanying condensed consolidated statement of operations.

Note 5 - Contingencies, page 16

 28. You indicated that you established a liability of $358,000 for estimated investigation and remediation costs. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonable possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please disclose the changes in facts and circumstances that occurred from December 31, 2004 to March 31, 2005 that resulted in the increase of $225,000 in your investigation and remediation costs related to the nitric contaminates at your
El Dorado facility. Please also provide the additional disclosures called for by SAB Topic 5:Y for all environmental matters.

 Company response:

 The Draft Consent Administrative Order ("CAO") with the Arkansas Department of Environmental Quality "(ADEQ")
dealt with the future handling of contaminants in a discharge water pond among other matters. At December 31,
2004 there were two options to address the contaminants in the pond; lining the existing pond or building a new pond. At December 31, 2004 the Company accrued a liability representing the lower end of the range of potential costs. Based on further discussions and negotiations with the ADEQ during the first quarter of 2005, the required option was determined and an additional accrual was recorded in expense for the three months ended
March 31, 2005. As of the date of this response, the remediation activity required for the pond has been performed and the actual costs incurred approximated $358,000.

Regarding the Staff's request for additional disclosures for SAB Topic 5;Y:

 Company response:

 Per our review of SAB Topic 5:Y, the Company provided the required disclosures in our 2004 Form 10K. In our March 31, 2005 Form 10Q, we disclosed only the changes, if any, to the Form 10K disclosures, in accordance with our interpretation of the requirements.

* * * *

________________________________________________________________________________

Attachment A

May 25, 2005 Comment Letter
LSB Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-07677

Proposed changes to the Company's disclosures are presented in italics for purposes of highlighting our response but do not include the changes relating to segment presentation.

Results of Operations

 Our Consolidated Financial Statements reflect the operations of two of our former subsidiaries, Slurry
Explosive Corporation ("Slurry") and Universal Technology Corporation ("UTeC"), as discontinued
operations in 2002. Therefore, the operations of Slurry and UTeC are excluded from the results of our
Chemical Business. The following table contains certain information about our continuing operations in different industry segments for each of the three years ended December 31:
2004	2003	2002
(In thousands)
Net sales:
Climate Control	$140,638	$119,032	$128,128
Chemical	216,709	193,770	151,358
Other	6,706	4,461	4,325
	$364,053	$317,263	$283,811

Gross profit:
Climate Control	$41,957	$35,737	$37,454
Chemical	8,577	12,204	6,207
Other	2,145	1,491	1,332
	$52,679	$49,432	$44,993

Operating profit (loss):
Climate Control	$12,878	$11,736	$14,705
Chemical	1,948	3,754	(44)
	14,826	15,490	14,661

General corporate expense and other business operations, net	(7,849)	(6,578)	(5,773)
Interest expense	(6,784)	(5,559)	(7,590)
Gains on extinguishment of debt	4,400	258	1,458
Provision for loss on notes receivable	(1,447)	-	-
Provision for impairment on long-lived assets	(737)	(500)	-
Income from continuing operations before provision for income taxes and cumulative effect of accounting changes	$2,409	$3,111	$2,756

2004 Compared To 2003

Net Sales

 Our Climate Control Business net sales for 2004 were $140.6 million compared to $119 million for 2003 or an increase of $21.6 million or an 18.2% increase. Net sales of our heat pump products increased $13.1 million as a result of stronger customer demand primarily in the our commercial and residential product lines created by a 10.5% growth in the heat pump industry in general and a 3% increase in our market share due to aggressive pricing strategies and new product offerings. Net sales of our other HVAC products increased $7.2 million, which includes $3.8 million as a result of consolidating MultiClima's operating results in the second quarter of 2004 (see discussion above under "Recently Issued Pronouncement"), an increase of $1.7 million relating to large custom air handlers due to an increase in customer orders as a result of the expansion of the distribution channel and number of sales representatives as well as customer and industry acceptance of our products, and the remaining increase of $1.7 million relating primarily to certain start-up operations as a result of improved customer order intake. Net sales of our hydronic fan coils increased $1.3 million, or 2.8%, due to a slight increase in the fan coil industry in general and an improvement in the lodging and hospitality construction industry served by the Company.

 Our Chemical Business net sales for 2004 were $216.7 million compared to $193.8 million for 2003 or an increase of $22.9 million or an 11.8% increase. This overall increase reflects, in part, higher sales prices resulting from the increased cost of the raw material feedstocks (anhydrous ammonia and natural gas) as discussed below.
Sales prices increased overall by 9% in 2004 while volume of tons sold increased 4%. The increase in net sales includes an increase of $9.8 million relating to our mining products, an increase of $6.6 million relating to our agricultural products, and an increase of $6.5 million relating to our industrial acid products.

Net sales classified as "Other" consists of sales of industrial machinery and related components. Net sales for
2004 were $6.7 million compared to $4.5 million for 2003 or an increase of $2.2 million.

 Gross Profit

 Gross profit by industry segment represents net sales less cost of sales.

Our Climate Control Business gross profit was $41.9 million or 29.8% as a percentage of net sales for 2004 compared to $35.7 million or 30% for 2003. The net increase in gross profit of $6.2 million resulted primarily by increased sales as discussed above. The gross profit generated by the increase in our water source heat pump sales, which generated a higher gross profit due to volume and product mix, was offset in part by approximately
$1.1 million due to increased raw material costs relating to our hydronic fan coil products which were not passed through to our customers in the form of price increases.

Our Chemical Business gross profit was $8.6 million or 4% as a percentage of net sales for 2004 compared to
$12.2 million or 6.3% for 2003. The net decrease in gross profit of $3.6 million is due primarily to the lost production at the El Dorado Facility as a result of the mechanical failure discussed above in "Liquidity and
Capital Resources" with an estimated negative impact of $2 million to gross profit, our inability to fully pass on to our customers the 14.6% and 9.5% increases in costs of our primary raw material feedstocks, anhydrous ammonia and natural gas, respectively, and a recovery of precious metals of $1.6 million during 2003 that did not reoccur in 2004. This decrease was offset in part by net insurance settlements of $1.5 million reached in 2004 with a vendor's insurance carrier and our insurance carriers relating to several mechanical problems experienced in 2001 through 2003 with a boiler that had been repaired by one of our vendors at the El Dorado
Facility.

Gross profit classified as "Other" (see discussion above) was $2.1 million or 32% as a percentage of net sales for 2004 compared to $1.5 million or 33.4% for 2003 or an increase of $.6 million.

 Operating Profit by Segment

 Operating profit by industry segment represents operating income (loss) plus other income and other expense earned/incurred by each industry segment before general corporate expenses and other business operations, net
(including unallocated portions of other income and other expenses). In computing operating profit from operations, none of the following items have been added or deducted: general corporate expense and other business operations (including unallocated portions of other income and other expense), interest expense, gains on extinguishment of debt, provision for loss on notes receivable, provision for impairment on long-lived assets and cumulative effect of accounting changes.

Our Climate Control Business operating profit was $12.9 million for 2004 compared to $11.7 million for 2003.
The net increase in operating profit of $1.2 million resulted primarily by the net increase in gross profit of $6.2 million as discussed above offset in part by the increase in to the selling, general and administrative expenses of $1.4 million relating to MultiClima in the second quarter of 2004 as discussed above under "Recently Issued Pronouncement", increased shipping costs of $1.4 million primarily related to higher sales volumes and increased freight costs associated with trucker availability and rising fuel costs, increased employee compensation of $1.2 million related to the development and investment in the selling and administrative organizations to support the increased sales volume and start-up operations, increased warranty costs of $1 million associated with higher sales volume and to a lesser extent, increased advertising costs of $.3 million primarily due to new product introductions, sales meetings and related trade shows.

Our Chemical Business operating profit was $1.9 million for 2004 compared to $3.8 million for 2003. The net decrease in operating profit of $1.9 million resulted primarily by the net decrease in gross profit of
$3.6 million as discussed above offset in part by a gain of $2.1 million from the sales of certain current assets acquired in 2003 by a non-ThermaClime subsidiary.

General Corporate Expense and Other Business Operations, Net

 Our general corporate expense and other business operations, net were $7.8 million for 2004 compared to $6.6 million for 2003. The net increase of $1.2 million relates primarily of professional fees of $.9 million incurred relating to a proposed unregistered offering of Senior Secured Notes which was terminated during the second quarter of 2004.

Interest Expense

 Interest expense was $6.8 million in 2004 compared to $5.6 million in 2003. The increase of $1.2 million relates primarily to interest expense incurred on the $50 million term loan that was completed in September
2004 as discussed above. There was no interest expense recognition on the Financing Agreement indebtedness since that transaction was accounted for as a voluntary debt restructuring in 2002 as discussed above. The increase was partially offset due to the repurchase of $5 million of the Senior Unsecured Notes as discussed in below under "Loan Agreements-Terms and Conditions".

 Gains on Extinguishment of Debt

 As discussed below under "Loan Agreements-Terms and Conditions", in September 2004, ThermaClime and certain of its subsidiaries completed a $50 million term loan. A portion of the proceeds were used to payoff the loans and accrued interest of $36.8 million under a Financing Agreement. In May 2002 ClimaChem, Inc. later ThermaClime, entered into a Financing Agreement pursuant to which it borrowed $35 million. The proceeds were used to repurchase $52.3 million face value aggregate principal amount of its' Senior Unsecured Notes. The transaction was accounted for as a debt restructuring. As a result, the gain on the transaction was deferred and all of the interest payments associated with the Financing Agreement was accounted for as long-term debt. All subsequent interest payments on the Financing Agreement up to and including the early repayment of the loan in September 2004 were charged against the debt balance as accrued on the balance sheet.

Due to the repayment of the Financing Agreement prior to the maturity date of June 30, 2005 we recognized the remaining unearned interest of $4.4 million as a gain on extinguishment of debt.

 Provision for Loss on Notes Receivable

 As discussed above under "Recently Issued Pronouncement", based on our assessment of the current and projected liquidity and results of operations of MultiClima and its' parent company, we concluded that the outstanding notes receivable were not recoverable. As a result, effective July 1, 2004 we forgave and canceled the loan agreements in exchange for extending the Option's expiration date from June 15, 2005 to June 15, 2008. We have recognized a provision for loss of $1.4 million for 2004.

Provision for Impairment on Long-Lived Assets

 We made estimates of the fair values of certain spare parts and idle assets in our Chemical Business and certain non-core equipment included in our Corporate assets in order to determine recoverability of our carrying amounts based on the estimated residual value of the assets. During 2004 and 2003, based on these estimates and assumptions, we recognized impairments of $375,000 and $300,000, respectively, relating to
Corporate assets and $362,000 and $200,000, respectively, relating to the Chemical Business assets.

 Cumulative Effect of Accounting Change

 Effective March 31, 2004 we included in our condensed consolidated balance sheet the consolidated assets and liabilities of the parent company of MultiClima as required under FIN 46 (See "Recently Issued Pronouncement").
As a result, we recorded a cumulative effect of accounting change of $.5 million primarily relating to the elimination of embedded profit included in the cost of inventory which was purchased from MultiClima by certain of our subsidiaries.

________________________________________________________________________________

Attachment B

May 25, 2005 Comment Letter
LSB Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-07677

ITEM 9A. CONTROLS AND PROCEDURES

As noted on the cover of this Form 10-K, we are not an "accelerated filer". As a result, we are not required to, and do not provide in this Form 10-K, a report of our management as to our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended
(the "Exchange Act")). Due to the definitions, certain areas contained within the disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, overlap with the definition of internal control over financial reporting.

Subject to completion of our review of our internal controls over financial reporting, we believe that our disclosure controls and procedures are designed to ensure that information required to be disclosed in the periodic reports filed by us with the Securities and Exchange Commission (the "SEC") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management. Based on management's most recent evaluation, in which our Chief Executive Officer and Chief Financial Officer participated, completed as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial
Officer believe, subject to completion of our review of our internal controls over financial reporting, that our disclosure controls and procedures are effective. During our fourth fiscal quarter of 2004, there were no significant changes in our internal controls over financial reporting that affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

 We are in the process of documenting and testing our internal controls over financial reporting to provide the basis for our report covering our internal controls over financial reporting when we are required to issue the report in a subsequent Form 10-K. In the course of this process, management has identified certain areas requiring improvement, which we are addressing. Management routinely reviews potential internal control over financial reporting issues with our Audit Committee. Therefore at this time, due to the ongoing evaluation and testing process, no assurance can be given that there may not be reportable conditions or material weaknesses in our internal controls over financial reporting that would be required to be reported at a later date which could effect our disclosure controls and procedures.

_____________________________________________________________________________________

Attachment C

May 25, 2005 Comment Letter
LSB Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-07677
2004	2003	2002
(In Thousands)
General corporate expenses and other business operations, net (1):
Gross profit-Other	$2,145	$1,491	$1,332
Selling, general and administrative:
Personnel	(4,194)	(3,838)	(3,722)
Professional fees	(2,672)	(1,653)	(1,351)
Office overhead	(777)	(748)	(673)
Depreciation and amortization	(623)	(567)	(603)
Property, franchise and other taxes	(283)	(256)	(364)
All other	(1,689)	(1,471)	(1,453)
Total selling, general and administrative	(10,238)	(8,533)	(8,166)

Other income	386	706	1,319
Other expense	(142)	(242)	(258)
Total general corporate expenses and other business operations, net	$(7,849)	$(6,578)	$(5,773)

(1) The amounts included are not allocated to our Climate Control and Chemical Businesses since these items are not included in the operating results reviewed by our chief operating decision makers for purposes of making decisions with regard to resource allocation and performance evaluation.